As filed with the Securities and Exchange Commission on March 11, 1997

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                        __________________________

                               SCHEDULE 13E-3
                      Rule 13e-3 Transaction Statement
    (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              AMENDMENT NO. 5
           HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                           (Name of the Issuer)

           HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                        HALL FINANCIAL GROUP, INC.
                      HALL APARTMENT ASSOCIATES, INC.
                                CRAIG HALL
                     (Name of the Person(s) Filing Statement)


Units of Limited Partnership                             NONE
         Interests
(Title of Class of Securities)        (CUSIP Number of Class of Securities)

                             ----------------------------

         Larry Levey                           Donald L. Braun
Hall Institutional Mortgage Fund        Hall Financial Group, Inc.
     Limited Partnership                     750 North St. Paul
  4455 East Camelback Road                       Suite 200
         Suite A-200                        Dallas, Texas  75201
    Phoenix, Arizona  85018                     (214) 953-1155
    (602)840-0060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 Copies to:
                            Roger D. Arnold, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            1700 Pacific Avenue
                                Suite 4100
                           Dallas, Texas  75201
                               (214)969-2800

This statement is filed in connection with (check the appropriate box):

      a.    [x]  The filing of solicitation materials or an information statement subject to Regulation 14A,
                 Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
      b.    [ ]  The filing of a registration statement under the
                 Securities Act of 1933.
      c.    [ ]  A tender offer.
      d.    [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                    CALCULATION OF FILING FEE

      Transaction                       Amount of filing fee:
      valuation:                        $

      [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:                               Page 1 of 2
      Form or Registration No.:
      Filing Party:
      Date Filed:

                                     INTRODUCTION


      This Amendment No. 5 amends the Rule 13e-3 Transaction Statement (this "Statement"), which was filed with the Securities and Exchange Commission on October 16, 1996, as amended on January 24, 1997,
February 21, 1997 and March 17, 1997 by Hall Institutional Mortgage Fund Limited Partnership, an Arizona limited partnership (the "Partnership"), the issuer of the limited partnership units (the "Units") which are the subject of this Rule 13e-3 transaction, Hall Financial Group, Inc., a Delaware corporation and an affiliate of the Partnership (the "Purchaser"), Hall Apartment Associates, Inc., a Texas corporation and the managing general partner of the Partnership ("Hall Apartment Associates"), and Craig Hall, the controlling shareholder of both Hall Apartment Associates and the
Purchaser.    This Amendment is being filed in connection with the
completion of the Rule 13e-3 transaction, pursuant to which on May 23, 1997, the Purchaser purchased substantially all of the non-cash assets of the Partnership and the Partnership was dissolved and liquidated. A distribution of $1,370 per Unit was made on that date. The terms and conditions of the Rule 13e-3 transaction are described in the definitive solicitation materials mailed to unitholders on March 7, 1997, and filed on that date with the Commission under cover of Schedule 14A (the "Solicitation Statement"). All capitalized terms not defined herein shall have those meanings assigned to them in the Solicitation Statement.


                                       SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of June 2, 1997.

                        HALL INSTITUTIONAL MORTGAGE FUND LIMITED
                        PARTNERSHIP, an Arizona limited partnership

                           By: HALL PENSION FUND ASSOCIATES, LTD.,
                               its General Partner

                               By:HALL 1985 MANAGEMENT ASSOCIATES,
                                  LIMITED PARTNERSHIP, its General Partner

                                  By: HALL APARTMENT ASSOCIATES, INC.,
                                      its General Partner

                                      By:  /s/Larry Levey
                                         ---------------------------------
                                         Larry Levey
                                         Vice President


                         HALL FINANCIAL GROUP, INC.

                         By:  /s/Donald L. Braun
                              --------------------------
                              Donald L. Braun
                              Chief Financial Officer

                         HALL APARTMENT ASSOCIATES, INC.

                         By:    /s/Larry Levey
                               --------------------------
                               Larry Levey
                               Vice President


                         /s/Craig Hall
                         ---------------------------------
                         Craig Hall




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